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SEC FILE NUMBER
001-31796

CUSIP NUMBER
Common: 927426-10-6
Preferred: 927426-40-3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):                         ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10D
    ☐  Form N-SAR  ☐  Form N-CRS

For Period Ended:  December 31, 2008

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Vineyard National Bancorp_____________________________________________________________________________________________
Full Name of Registrant

___________________________________________________________________________________________________________________________________
Former Name if Applicable

1260 Corona Pointe Court_____________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Corona, CA 92879___________________________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Completed 2008 Financial Statements

Vineyard National Bancorp (referred to herein on an unconsolidated basis as “VNBC” and on a consolidated basis as “we”, “our”, “us”, or the “Company”) is not able to file a timely Annual Report on Form 10−K for the year ended December 31, 2008 (“2008 Form 10-K”) due to VNBC’s liquidity position and lack of available resources.  In addition, by statutory obligation, the Federal Reserve requires VNBC to serve as a source of strength for the Bank.  To this end, VNBC was required to downstream $1.0 million to the Bank, which further depleted VNBC’s available resources.  Related to the foregoing, the Company's independent external auditors have not completed their audit of the Company's consolidated financial statements for the year ended December 31, 2008.  As a result, we are unable to file our 2008 Form 10-K within the prescribed time period without unreasonable effort or expense.  Further, it is likely that we will not be able to file our 2008 Form 10-K by April 15, 2009, if at all.  This notice contains unaudited information about the financial condition and results of operations of the Company and the Bank.

Going Concern

Due to the conditions and events discussed herein, we believe substantial doubt exists as to our ability to continue as a going concern.  We have determined that significant additional sources of liquidity and capital will be required for us to continue operations through 2009 and beyond.  We have previously engaged financial advisors to assist in our efforts to raise additional capital and explore strategic alternatives to address our current and expected liquidity and capital deficiencies.  To date, those efforts have been unsuccessful.  As a result of our financial condition, our regulators are continually monitoring our liquidity and capital adequacy.  Based on their assessment of our ability to continue to operate in a safe and sound manner, our regulators may take other and further actions, including assumption of control of the Bank, to protect the interests of depositors insured by the Federal Deposit Insurance Corporation (the “FDIC”).

VNBC Liquidity (Unaudited)

While the Bank’s liquidity position is currently stable, the liquidity position of VNBC has continued to deteriorate.  As a result of the regulatory actions described below, the Bank is not permitted to pay dividends or make payments to VNBC.  As a result of the Bank’s inability to upstream money to VNBC and VNBC’s inability to raise capital, VNBC has very little available liquidity.  VNBC has no borrowing availability or other sources of liquidity.  In addition, the Federal Reserve required VNBC to downstream $1.0 million to the Bank due to VNBC’s statutory obligation to serve as a source of strength for the Bank.  This further depleted VNBC’s available resources.  As of December 31, 2008 and March 31, 2009, VNBC had $3.1 million and $2.4 million in cash and cash equivalents, respectively.   This amount is not sufficient to pay our creditors or to continue operations.  As of March 31, 2009, VNBC had $48.3 million in principal outstanding under its secured line of credit with the senior lender, First Tennessee Bank, National Association (the “Senior Lender”), plus $1.8 million in accrued and unpaid interest thereunder.  As of that date, VNBC also had $120.5 million of unsecured indebtedness outstanding, plus $6.0 million in accrued and unpaid interest thereunder.  The restrictions on the Bank’s ability to upstream funds to VNBC and the lack of sources of liquidity available to VNBC continue to raise substantial doubt about VNBC’s ability to continue as a going concern for the foreseeable future.  See “Going Concern” above.

VNBC Capital Adequacy (Unaudited)

At December 31, 2008, the Company’s total risk-based capital, Tier 1 capital and leverage ratios were (1.93%), (1.93%) and (1.74%), respectively.  On a consolidated basis, the minimum regulatory capital ratios that we must meet are total risk-based capital of 8.0%, Tier 1 capital of 4.0% and a leverage ratio of 4.0%.  Therefore, each of these ratios was significantly below the minimum requirements at December 31, 2008.

Bank Liquidity (Unaudited)

At December 31, 2008, the Bank had $77.0 million in federal funds sold as a source of liquidity.  In the second, third, and fourth quarter quarters of 2008, negative publicity relating to our financial results and the financial results of other financial institutions, together with the seizure of various financial institutions by federal regulators, caused a significant amount of customer deposit withdrawals, thus affecting the Bank’s liquidity.  Deposit run-off has stabilized in the first quarter of 2009.  We had previously relied on a certain amount of brokered deposits as a source of liquidity and during the second quarter of 2008, we obtained $266.3 million in brokered deposits to offset the anticipated run-off of all deposit type accounts.  However, as a result of the issuance of a consent order (“Consent Order”) by the Office of the Comptroller of the Currency (the “OCC”) on July 22, 2008, we can no longer accept, renew or rollover brokered deposits unless and until such time as we receive a waiver from the FDIC.  The Bank’s initial waiver request from the FDIC was not approved and has since been withdrawn.  At December 31, 2008, we had $206.5 million in brokered time deposits.

Effective April 21, 2008, the Federal Home Loan Bank (“FHLB”) reduced the Bank’s borrowing capacity from 40% to 30% of the Bank’s total assets.  The Bank’s borrowing availability, however, is limited to the amount of eligible collateral that can be pledged to secure that borrowing facility.  As of December 31, 2008, we had $261.0 million of outstanding term borrowings with the FHLB, and $0.1 million of remaining borrowing availability against its loan and investment collateral pledged at the FHLB.

On August 1, 2008, the Bank entered into an intercreditor agreement with the FHLB and Federal Reserve Bank of San Francisco (“FRB San Francisco”) whereby certain eligible loans pledged to the FRB San Francisco, and agreed to by the FHLB, may be utilized to support any advances from the FRB Discount Window.  We have pledged loans with an aggregate principal balance of over $280.0 million which can be used by the FRB Discount Window in determining an amount available to us; however, the FRB Discount Window is not obligated to lend against any collateral deposited. At December 31, 2008 we had $166.2 million in borrowing availability with the FRB Discount Window.

As of December 31, 2008, the Bank had no other sources of borrowing.

The Bank utilizes higher-rate promotional certificates of deposit to offset any deposit run-off.  However, there can be no assurance the Bank’s use of such promotional certificates of deposit will continue to be sufficient to offset further deposit run-off.

Bank Capital Adequacy (Unaudited)

At December 31, 2008, the Bank’s total risk-based capital, Tier 1 capital and leverage ratios were 8.44%, 7.18% and 6.44%, respectively.  Pursuant to regulatory ratio guidelines under prompt corrective action rules, a bank must have a total risk-based capital ratio of 10.0% or greater, Tier 1 capital of 6.0% or greater and a leverage ratio of 5.0% or greater to be considered “well capitalized”.  The Consent Order issued by the OCC on July 22, 2008 requires the Bank to maintain Tier 1 capital at least equal to 9% of adjusted total assets and total risk-based capital at least equal to 11% of risk weighted assets.  Therefore, the Bank’s capital ratios were below the requirements of a “well capitalized” institution and were not in compliance with the requirements of the Consent Order.

Notwithstanding the inability to meet regulatory ratio guidelines, due to the issuance of the Consent Order, the Bank can not otherwise be deemed to be "well capitalized" and instead is categorized under Prompt Corrective Action (“PCA”) as “adequately capitalized.”  As a result of not being “well capitalized,” the Bank is subject to other regulatory limitations related to wholesale funding acceptance and retail deposit promotional interest rate levels.  In addition, the Bank’s capital designation also impacts the Bank’s borrowing costs and terms from the Federal Reserve System (“FRB”), the FHLB and other financial institutions, as well as the Bank’s premiums to the Deposit Insurance Fund and the Bank’s assessments and application fees paid to the OCC, which are expected to increase.

Amended Stock Purchase Agreement

On November 12, 2008, we entered into a stock purchase agreement (the “Purchase Agreement”) with Vineyard Bancshares, Inc., a newly formed Minnesota corporation (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer all of the outstanding shares of stock of the Company’s primary asset, the Bank.  The Buyer is a newly-formed corporation organized and controlled by the Company’s chairman of the board, Douglas M. Kratz, who serves as president and chief executive officer of the Buyer.

A special committee of the Board composed of disinterested directors was formed to review strategic alternatives and for the purpose of considering and negotiating the terms of a potential transaction with the Buyer because certain directors of the Company would have a material financial interest in the transaction.  The special committee reviewed and negotiated the proposed transaction with the Buyer and unanimously recommended to the Board the approval of the Purchase Agreement.  The Board, excluding interested directors, approved the transaction based on the unanimous recommendation of the special committee.

The Purchase Agreement provides for the ability of the Company to seek competing bids from third parties for the sale of the Bank, a “go shop clause”.  The Company is able to accept a superior proposal from another bidder, subject to paying the Buyer a break-up fee of $600,000 plus the reimbursement of its expenses.

On March 10, 2009 and March 31, 2009 the Company entered into amendments (the "Amendments") to the Purchase Agreement (as amended, the “Amended Purchase Agreement”).  The Amendments extended the date by which both parties can terminate the Purchase Agreement for the failure to satisfy the financing condition to May 22, 2009.  The first of the Amendments also reduced the minimum amount of stockholders' equity and loan loss reserve required at the Bank as a condition to the Buyer's obligation to consummate the transaction.  The Company continues to explore other strategic alternatives.

Under the Amended Purchase Agreement, the Buyer has agreed to purchase the Bank for up to $18.0 million, of which $10.0 million is payable at the closing of the transaction (the “Initial Purchase Price”).  The balance of the purchase price is payable if the Bank’s loan losses, which include losses associated with other real estate owned (“OREO”), for the period between October 1, 2008 and September 30, 2011 are less than $125.0 million (the “Additional Purchase Price”).  The Company’s applicable loan and OREO losses for the period between October 1, 2008 and December 31, 2008 were $44.9 million.  Of the Initial Purchase Price, VNBC’s Senior Lender, would receive $9.0 million in full satisfaction of VNBC’s $48.3 million outstanding indebtedness to the Senior Lender (the “Loan”), and the remaining $1.0 million would be paid to the Company.  The Senior Lender also has the right to receive the $8.0 million Additional Purchase Price, if paid.  Under the Amended Purchase Agreement, VNBC would receive $1.0 million dollars in full satisfaction of its outstanding indebtedness with the Senior Lender.

The transaction is structured as a sale of the Bank’s stock to the Buyer.  The transaction would be effected pursuant to one of the following methods, as agreed between the Buyer and the Company: (a) a direct sale of the Bank shares to the Buyer subject to shareholders’ approval (the “Sale”), (b) foreclosure by the Senior Lender and subsequent transfer of the Bank shares to the Buyer (the “Foreclosure”), or (c) a sale of the Bank shares to the Buyer pursuant to Section 363 of the U.S. Bankruptcy Code (the “Bankruptcy”).   It is highly unlikely that unsecured creditors of VNBC, including holders of trust preferred securities and subordinated debentures, or the common and preferred shareholders of VNBC, will recover their investment.  As noted above, after payment to the Senior Lender, VNBC would receive $1.0 million dollars at the closing of the transaction.  Copies of the full terms and conditions of the Purchase Agreement and the Amendments have been filed as exhibits to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 13, 2008, March 16, 2009 and April 1, 2009, respectively.

The closing of the proposed transaction is subject to the contingency that the Buyer receive a sufficient amount of financing (the “Financing”).  The Buyer has agreed to use its best efforts to complete the Financing.  Under the terms of the Amended Purchase Agreement, once this condition is satisfied, the parties will choose one of the above described transaction structures.  In addition to other customary conditions, the transaction is also subject to certain regulatory approvals and, depending on which of the three transaction structures is ultimately chosen, consent by the Company’s shareholders in the case of the Sale, consent by VNBC’s Senior Lender in the case of the Foreclosure or consent of a United States Bankruptcy Court in the case of the Bankruptcy.  As of the date of this filing, we have been advised that the Buyer has been unsuccessful in obtaining the necessary subscriptions to satisfy the Financing condition.

Due to the current economic environment for financial institutions, we are unable to predict whether or not the Buyer will be able raise sufficient private capital necessary to satisfy the Financing condition.  Under the “go-shop” provision of the Amended Purchase Agreement, the Company continues to solicit and will entertain competing offers for the sale of the Bank.  At this time, no other viable transactions have materialized.  Unless the economic environment for financial institutions improves or there are major changes in the bank regulatory system that make it more favorable to acquire troubled financial institutions, such as VNBC or the Bank, we believe that it is unlikely that another strategic alternative will materialize or that the Buyer will be able raise the necessary capital to the consummate the Financing and satisfy the condition to closing.  Even if the Amended Purchase Agreement is consummated, there will not be sufficient assets available to the unsecured creditors including holders of trust preferred securities and subordinated debentures, or the common and preferred shareholders of VNBC.

In connection with the execution of the Purchase Agreement, the Company and the Buyer entered into a letter agreement (the “Letter Agreement”) with the Senior Lender pursuant to which the Company agreed to pay to the Senior Lender, as described above, at least $9.0 million from the Initial Purchase Price (the “Initial Payoff”) in full satisfaction of the Company’s indebtedness and obligations under the Loan.  Further, the Senior Lender may receive the Additional Purchase Price of $8.0 million if certain conditions related to loan losses are satisfied.  These terms are subject to the condition that the Initial Payoff be made by May 22, 2009.  In the event that the initial purchase price increases as a result of a competing bid or an increase in the amount payable by the Buyer, the Company will retain twenty-five percent (25%) of any increased initial purchase price (net of the termination fees and the Buyer’s expenses) in excess of $10.0 million.  The initial purchase price for this purpose means the greater of $10.0 million or the actual bid accepted for the sale of the shares of the Bank.  As addressed above, to date the Buyer has been unsuccessful in obtaining the necessary subscriptions to satisfy the Financing condition.  As a result, it is highly unlikely the transaction with the Buyer and the payoff of the Loan with the Senior Lender will occur by May 22, 2009.

The Bank is not currently in compliance with the Consent Order with the OCC or the Written Agreement with the Board of Governors of the FRB, described below under “Regulatory Issues”.  If the Amended Purchase Agreement is terminated or the Buyer is not successful in raising Financing, we will not be able to become compliant with the provisions of the Consent Order or Written Agreement unless we receive alternative financing.

As noted above, we believe that it is unlikely that alternative financing is available in the current environment.  Additionally, the OCC and the FRB may determine not to provide us any more time to complete the sale of the Bank pursuant to the Amended Purchase Agreement or otherwise.  As a result of any failure to comply with the Consent Order or Written Agreement, the OCC, the FRB and/or the FDIC may take further enforcement action, including placing the Bank into receivership with the FDIC.

In connection with extending the May 22, 2009 deadline under the Letter Agreement and the Amended Purchase Agreement, we extended the maturity date of the senior line of credit to May 22, 2009 and waived certain events of default with the Senior Lender.  Therefore, if the proposed transaction does not close before May 22, 2009, the Senior Lender may take action to foreclose on the Bank’s stock.

If the Bank is placed into FDIC receivership or the Senior Lender takes action to foreclose on the Bank’s stock, it is highly likely that the Company would be required to cease operations and liquidate or seek bankruptcy protection.  If the Company were to liquidate or seek bankruptcy protection, we do not believe that there would be any assets available to the unsecured creditors, including holders of trust preferred securities and subordinated debentures, or the common and preferred shareholders of VNBC.

Further, the proposed transaction under the Amended Purchase Agreement and any other strategic transaction will be subject to the review and approval of VNBC’s and the Bank’s regulators.  Therefore, given the current financial condition of VNBC, if a transaction involving the sale of the Bank is not forthcoming in the near future and approved by the regulators, VNBC and the Bank may be placed into receivership with the FDIC or the Senior Lender may foreclose on its loan to gain control of 100% of the Bank’s stock. In such event, there would be no assets available to the shareholders of VNBC or the unsecured creditors of VNBC, including holders of trust preferred securities and subordinated debentures.

Regulatory Issues

On May 5, 2008, the Bank was informed in writing by the OCC that it has been designated to be in “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“Section 914”).  As a result of this designation, the Bank may not appoint any new director or senior executive officer or change the responsibilities of any current senior executive officers without providing the OCC with 90 days prior written notice. Such appointment or change in responsibilities may be disapproved by the OCC in its sole discretion.  In addition, the Bank may not make indemnification or severance payments to, or enter into certain agreements providing for such indemnification or severance payments with, institution-affiliated parties, which include key employees and directors of the Bank, without complying with certain statutory restrictions including obtaining the prior approval of the OCC and FDIC.

On May 20, 2008, VNBC was informed in writing by the FRB that VNBC has been designated to be in “troubled condition” for purposes of Section 914.  As a result of this designation, VNBC may not appoint any new director or senior executive officer or change the responsibilities of any current senior executive officers without providing the FRB with 30 days prior written notice. Such appointment or change in responsibilities may be disapproved by the FRB.  In addition, VNBC may not make indemnification or severance payments to, or enter into certain agreements providing for such indemnification or severance payments with, institution-affiliated parties, which include key employees and directors of VNBC, without complying with certain statutory restrictions including obtaining the prior approval of the FRB and FDIC.

On July 22, 2008, in cooperation with and at the request of the OCC, the Bank consented to the issuance of a Consent Order.  The Consent Order established timeframes for the completion of remedial measures which have been previously identified and are in process towards completion as part of the Board of Directors’ internally developed and independently implemented Risk Mitigation Action Plan. Under the Consent Order, the Bank agreed to, among other things,

▪	establish a compliance committee to monitor and coordinate compliance with the Consent Order;
▪	identify experienced and competent individuals to serve on a permanent, full-time basis as chief executive officer and chief credit officer;
▪	maintain capital ratios above the statutory minimums and develop a three-year capital plan;
▪	suspend the payment of dividends without regulatory approval;
▪	limit annual loan growth;
▪	establish a program for the maintenance of adequate allowances for loan losses;
▪	adopt a written asset diversification program;
▪	review, revise and adhere to the Bank’s loan policy;
▪	ensure the use and reporting of appropriate risk rating of assets;
▪	establish an effective, independent and ongoing loan review system;
▪	take appropriate action to protect the Bank’s interest in its problem assets;
▪	ensure the maintenance of sufficient liquidity to sustain current operations and withstand anticipated or extraordinary demand; and
▪	improve the management of the Bank’s information technology activities and to address various deficiencies cited by the OCC.

On September 12, 2008, in fulfillment of one of the Consent Order measures, our Board appointed Glen Terry as President and Chief Executive Officer of the Company and the Bank and Lucilio “Louie” Couto, our Chief Risk Officer, as Chief Credit Officer of the Bank.

On September 23, 2008, VNBC entered into a Written Agreement with the FRB.  The Written Agreement formalizes certain of the remedial measures which have been previously identified as part of our internally developed and independently implemented Risk Mitigation Action Plan.  Under the Written Agreement, we agreed to, among other things,

▪	suspend the declaration, payment or receipt of dividends without prior approval;
▪	suspend any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior approval;
▪	not incur, increase, or guarantee any debt without prior approval;
▪	not purchase or redeem any shares of stock without prior approval;
▪	submit a written capital plan to the FRB;
▪	have VNBC serve as a source of financial strength to the Bank;
▪	ensure that VNBC and its subsidiaries comply with sections 23A and 23B of the Federal Reserve Act and Regulation W of the Board of Governors of the Federal Reserve System;
▪
not appoint any new director or senior executive officer or change the responsibilities of any current senior executive officers without providing the FRB with 30 days prior written notice and not make any appointment or change if such is disapproved by the FRB;

▪
not make indemnification or severance payments to, or enter into agreements providing for such indemnification or severance payments with, institution-affiliated parties, which include key employees and directors of the Company, without complying with certain statutory restrictions including prior approval of the FRB and the FDIC; and

▪	provide quarterly written reports to the FRB concerning the actions taken by us to comply with the Written Agreement.

Pursuant to a requirement of the Written Agreement, we are currently deferring all interest payments on our trust preferred securities and subordinated debentures, but we continue to accrue the associated interest expense on our Consolidated Financial Statements.

Pursuant to another requirement of the Written Agreement, the Company has not paid dividends on its preferred stock for four consecutive quarters.  If we do not pay dividends on our preferred stock for six consecutive quarters, holders of VNBC preferred stock may appoint two directors to the Board.

Unaudited Financial Condition and Results of Operations

The Company's financial information for the year ended December 31, 2008, presented in this notice, is unaudited.  As a result, this financial information may be subject to additional adjustments.

Results of Operations (Unaudited)

We had a net loss for the year ended December 31, 2008 of $145.0 million, compared to net loss of $40.0 million for the same period in 2007. For the year ended December 31, 2008, operating results were significantly affected by provision for loan losses of $108.8 million.

For the year ended December 31, 2008, gross loan interest income was $130.0 million, a decrease of $47.9 million, or 26.9% as compared to 2007.  The effective yield of the loan portfolio for the year ended December 31, 2008 was 6.64%, as compared to 8.67% for 2007.  Total net revenue (net interest income plus other income) for the year ended December 31, 2008 was $58.8 million, a decrease of $39.3 million, or 40.1%, as compared to 2007. The decline in yield on our loan portfolio and decrease in net interest income is a result of several factors, including 1) interest income lost on non-accrual loans and 2) the decrease in the note rate on variable rate loans due to the decrease in the applicable lending indexes.

Our investment securities yield decreased from 4.87% for the year ended December 31, 2007 to 4.40% for the same period in 2008. The yield on our investments has declined primarily as a result of a decrease in the federal funds rate during the year ending December 31, 2008.

These results of operations produced a net interest margin of 2.61% for the year ended December 31, 2008, as compared to 4.10% for 2007.

Total operating expenses for the year ended December 31, 2008 were $91.8 million, a decrease of $8.0 million, or 8.0% as compared to $99.8 million for the same period in 2007.  This decrease in operating expenses is primarily a result of a non-cash goodwill impairment of $40.8 million for year ended December 31, 2007.  Excluding our non-cash goodwill impairment expense in 2007, our total operating expenses increased by $32.8 million from $59.0 million for the year ending December 31, 2007 to $91.8 million for the same period in 2008.  The increase in these operating expenses are primarily the result of $20.3 million in write-down of assets, including a $5.5 million other-than-temporary impairment within our available-for-sale investment portfolio, $3.4 million decline in the market value of loans held-for-sale, $1.4 million goodwill impairment and $9.6 million decline in the value of foreclosed real estate owned.  In addition, professional fees increased by $10.9 million from $3.4 million in 2007 to $14.3 million in 2008.  This increase in professional services is primarily related to additional audit and legal professional service expenses associated with 1) internal control investigations, 2) the consent and proxy solicitations, 3) our pursuit of strategic alternatives including the capital offering costs relating to unsuccessful negotiation, and 4) matters related to problem loans.

Balance Sheet (Unaudited)

During 2008, we adopted a strategy to reduce our Consolidated Balance Sheet. To achieve this reduction, we implemented actions to limit our loan production and manage paydowns, resulting in a net contraction of our balance sheet by $459.2 million during the year ended December 31, 2008, or 18.5%, from $2.5 billion at December 31, 2007 to $2.0 billion at December 31, 2008.

During 2008, we decreased our outstanding loan portfolio, including loans held-for-sale, by $439.9 million.  This outstanding loan portfolio decrease was comprised primarily of $546.1 million in loan payoffs, $268.3 million in principal payments, $113.3 million of net charge-offs, $60.9 million of net loan sales, $62.4 million in loans transferred to OREO, offset by $596.6 million in disbursements on new and existing loan commitments and $12.3 million in loan purchases.

Total deposits at December 31, 2008 were $1.6 billion, down $343.8 million from their $1.9 billion level at December 31, 2007.  The decrease primarily resulted from a runoff of savings deposit accounts, which includes money market, savings, and NOW accounts of $492.6 million and demand deposits of $180.8 million offset by increases in time deposits of $329.7 million (which includes $206.5 million in brokered deposits).  The deposit decrease was partially offset by an increase in FHLB advances of $86.0 million during the year ended December 31, 2008.

Our deposit portfolio at December 31, 2008 was comprised of $1.2 billion, or 78.1% in time certificate of deposits, including brokered time deposits, $213.1 million, or 13.4% in savings deposits (which include money market, NOW, and savings deposits) and $136.1 million, or 8.5% in demand deposits.

As of December 31, 2008 and December 31, 2007, we had a deficit of shareholders’ equity of $28.4 million and shareholders’ equity of $113.0 million, respectively.

Asset Quality (Unaudited)

Our allowance for loan losses (“ALL”) was $44.3 million at December 31, 2008 and $48.8 million at December 31, 2007.  During the year ended December 31, 2008, management’s review of our loan portfolio and the impact of the continued deterioration in the California real estate market resulted in a $108.8 million provision for loan losses, compared to a $38.4 million provision for loan losses in 2007.

In addition, also affecting the ALL are loans charged off and loans recovered.  We had net charge-offs of $113.3 million for the year ended December 31, 2008, compared to net charge-offs of $9.2 million for 2007.

Our balance of non-accrual loans at December 31, 2008 was $337.2 million, an increase of $261.9 million, or 347.5% from its $75.4 million level at December 31, 2007.

Subsequent to December 31, 2008, there has been continued deterioration in our loan portfolio and there can be no assurance that there will be any improvement in our asset quality or that any improvement would be timely or sufficient to stabilize our financial condition or address regulatory requirements.

Management’s Assessment of Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting at the Company. As we reported in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on May 19, 2008, our management identified the following five material weaknesses in our internal control over financial reporting as of December 31, 2007:

1.
The Company did not maintain an effective control environment. Specifically, the control environment in several areas was not effective at ensuring that management’s philosophy and operating style promoted commitment and compliance with policies and procedures and the prevention or detection of the override of such policies and procedures.

2.
The Company’s procedures for assessing financial reporting risks related to the loan portfolio did not effectively identify and assess whether changes in risks, such as those arising from the economic environment, impacted the effectiveness of or required changes in the Company’s existing policies and procedures.

3.
The Company did not maintain sufficient levels of appropriately qualified and trained accounting personnel to have effective procedures for the selection and application of appropriate accounting and disclosure policies.

4.	Management oversight and information security policies and procedures in place were inadequate to prevent a breach of information technology security policies by employees.

5.
The Company’s policies, procedures and controls related to expense reimbursement were not effective to ensure consistent application of established policies or to detect or prevent unauthorized or potentially fraudulent transactions.

Management has worked to remediate the material weaknesses listed above and believes there has been substantial improvement in the Company’s internal control over financial reporting.  While management believes that several of the material weaknesses have been remediated as of December 31, 2008, we continue to work toward remediation of the material weakness relating to our procedures for assessing financial reporting risks associated with the loan portfolio, as well as improvement of all other internal controls.

The Company’s independent external auditors have not concluded as to whether these material weaknesses have been fully remediated or whether any additional material weakness has arisen.

Potential Delisting

The failure to timely file our 2008 Form 10-K may result in our common stock being delisted from the NASDAQ Global Select Market and our preferred stock being delisted from the NYSE Amex Equities (formerly the American Stock Exchange).

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as such, may involve risks and uncertainties.  These forward-looking statements relate to, among other things, expectations of the environment in which we operate and projections of future performance including future earnings and financial condition, the closing of the transaction to sell our Bank subsidiary, the outcome of our ability to seek competing bids, the ability of the Buyer to raise financing necessary to consummate the transaction, the potential action of our regulators, and whether or not we will be required to seek bankruptcy protection. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements.  For a discussion of some of the factors that might cause such differences, see Part II, Item 1A “Risk Factors” previous Quarterly Reports on Form 10-Q and Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James G. LeSieur III	951	271-5189
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes☒ No☐

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See PART III – NARRATIVE above, for management’s discussion of significant changes in results of operations for the year ended December 31, 2008.

                               Vineyard National Bancorp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       April 1, 2008                                                                                      By: /s/ James G. LeSieur III
                                                                                                                 James G. LeSieur III
           Interim Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).